Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Our business was originally incorporated in Malaysia in 2018, and is principally involved in the provision of customizable software solutions encompassing several types of software such as a smart ordering system, Speed +, which is a smart solutions application software for the food and beverage industry. The Speed+ software is installed onto our existing Point of Sale (POS) machines, which are sourced from third-party suppliers. These POS machines, equipped with Speed+, are then leased to clients, providing a seamless and integrated solution for efficient order management and transaction processing. We also offer customizable software and application development for table ordering, QR ordering and self-service kiosk ordering. For the six months period ended June 30, 2024 and June 30, 2025, the provision of the Speed+ smart ordering system, QR Ordering system subscription (both under subscription services) contributed 33.03% and 28.13% of our revenue, respectively, while the provision of software development services contributed to 16.43% and 12.87% of our revenue, respectively.

Our products and services such as our smart ordering system, Speed +, as well as any software and application development for table ordering, QR ordering and self-service kiosk ordering, are marketed to the bulk of our customers in Malaysia, who belong to the food and beverage (“F&B”) industry. However, the customizable nature of our software and application development services which further extends to customer relationship management and invoicing software is offered to businesses across different industries, with a focus on F&B but also extending to other industries such as Geotechnology, beauty products and property consulting.

Apart from our product, Speed+, we also sell food ordering kiosk machines designed to improve the dining experience for both customers and businesses. These kiosk solutions combine innovative technology with user-friendly interfaces, allowing patrons to effortlessly browse menus, customize orders, and make secure payments. They are designed to improve efficiency, reduce labor costs, and gather valuable data on customer preferences and ordering patterns. For the six months period ended June 30, 2024 and June 30, 2025, the sale of food ordering kiosk machines contributed 14.92% and 22.09% of our revenue, respectively.

Beyond the F&B industry, we serve a broader clientele as a trusted partner. Our software development services showcase our commitment to understanding and addressing the unique needs of our clients. Our experienced software development team creates tailored solutions, often starting with a comprehensive software development blueprint in the form of a white paper. Whether it involves developing applications or addressing complex software development projects, our in-house programmers bring over a combined 14 years of experience and expertise. For specialized or complex projects, we collaborate with trusted outsourcing partners to ensure our clients have access to the right skills and resources.

In a digital age where social media plays a crucial role in brand presence, we offer social media management services. Responsible for overseeing the social media accounts of Key Opinion Leaders (KOLs) and influencers, we attempt to ensure that these digital influencers maintain a current and engaging online presence. By leveraging data analysis, including demographic data, comments, post likes, and other metrics, we fine-tune content strategies in order to obtain the maximum impact. For the six months period ended June 30, 2024 and June 30, 2025, our social media management services contributed 9.54% and 7.32% of our revenue, respectively.

We further provide additional products and services through the sale of power-bank charging stations through our majority owned subsidiary, CL Technologies. Recognizing the trend in demand for portable power-bank charging for mobile devices, we have developed additional expertise in providing power-bank charging stations across 300 locations in Malaysia, working with shopping malls, parks and other public areas. For the six months period ended June 30, 2024 and June 30, 2025, the sale of power-bank charging stations through its majority owned subsidiary, CL Technologies, contributed 13.34% and 17.07% of our revenue, respectively.

Our expertise extends beyond software development. We also offer a comprehensive data management service. By efficiently handling clients’ incoming raw data, including tasks like sorting, filtering, and reorganizing data within servers, we help clients easily access the information they need, streamlining their operations and decision-making. For the six months period ended June 30, 2024 and June 30, 2025, our data management services contributed 12.74% and 12.52% of our revenue, respectively.

We believe that our financial results reflect our strong market position. For the six months period ended June 30, 2024, our revenue was RM19,655,442 (USD4,665,759), and our net profit was RM1,922,099 (USD456,263). For the six months period ended June 30, 2025, our revenue was RM47,867,433 (USD11,362,650), and our net profit was RM7,850,869 (USD1,863,620). This is a growth of 144% in revenue and 308% in net profit respectively. The cost of sales increased from RM16,167,137 (USD3,837,714) in the six months period ended June 30, 2024 to RM38,335,906 (USD9,100,080) in the six months period ended June 30, 2025.

Results of Operations

Comparison of the Results for Six Months Periods Ended June 30, 2024 and 2025

	For the six months ended June 30,
	2024		2025		2025
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	6,492,876	33.03%	13,465,340	28.13%	3,196,368
Software consultation and development services	3,228,802	16.43%	6,161,113	12.87%	1,462,509
Social media management services	1,876,013	9.54%	3,501,177	7.32%	831,101
Data management & analysis services	2,502,991	12.74%	5,993,588	12.52%	1,422,743
	14,100,682	71.74%	29,121,218	60.84%	6,912,721

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	2,932,245	14.92%	10,575,550	22.09%	2,510,397
Power bank charging station	2,622,515	13.34%	8,170,665	17.07%	1,939,532
	5,554,760	28.26%	18,746,215	39.16%	4,449,929

Total revenue	19,655,442	100.00%	47,867,433	100.00%	11,362,650

Total revenue increased by RM28,211,991 or $6,696,891 approximately 144% from RM19,655,442 or $4,665,759 for the six months ended June 30, 2024 to RM47,867,433 or $11,362,650 for the six months ended June 30, 2025.

Revenue from Services

Revenue from services increased by RM15,020,536 or $3,565,537 approximately 107% from RM14,100,682 or $3,347,184 for the six months ended June 30, 2024 to RM29,121,218 or $6,912,721 for the six months ended June 30, 2025. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased by RM6,972,464 or $1,655,106 approximately 107% from RM6,492,876 or $1,541,262 for the six months ended June 30, 2024 to RM13,465,340 or $3,196,368 for the six months ended June 30, 2025. The growth was driven by a combination of strong renewal momentum among existing clients and an accelerated onboarding of new customers. The continued focus on user experience, bundled service offerings, and improved customer retention strategies significantly contributed to this expansion in recurring revenue.

2.	Software Consultation and Development Services: Revenue increased by RM2,932,311 or $696,064 approximately 91% from RM3,228,802 or $766,445 for the six months ended June 30, 2024 to RM6,161,113 or $1,462,509 for the six months ended June 30, 2025. This increase reflects growing market confidence in our tailored solutions. Many clients, particularly startups and mid-sized enterprises, are opting to outsource critical digital transformation projects. Our flexible engagement model, combined with enhanced technical capabilities, has positioned us as a preferred partner in the evolving software services space.

3.	Social Media Management Services: Revenue increased by RM1,625,164 or $385,778 approximately 87% from RM1,876,013 or $445,323 for the six months ended June 30, 2024 to RM3,501,177 or $831,101 for the six months ended June 30, 2025. This growth highlights the increasing reliance of businesses on digital branding and real-time engagement with customers. The enhancement of our service packages in analytics-driven content and automation tools has proven attractive to a broader base of clients looking to scale their social presence efficiently.

4.	Data Management & Analysis Services: Revenue increased by RM3,490,597 or $828,589 approximately 139% from RM2,502,991 or $594,154 for the six months ended June 30, 2024 to RM5,993,588 or $1,422,743 for the six months ended June 30, 2025. The increase in revenue reflects growing demand for solutions that help companies streamline operations and improve decision-making accuracy. Our data management tools integrated across platforms such as POS and social media allow clients to unlock hidden efficiencies, resulting in increased reliance on our analytics services.

Revenue from Tangible Products

Revenue from tangible products increased by RM13,191,455 or $3,131,354 approximately 237% from RM5,554,760 or $1,318,575 for the six months ended June 30, 2024 to RM18,746,215 or $4,449,929 for the six months ended June 30, 2025. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue increased by RM7,643,305 or $1,814,348 approximately 261% from RM2,932,245 or $696,049 for the six months ended June 30, 2024 to RM10,575,550 or $2,510,397 for the six months ended June 30, 2025. This significant increase is largely attributed to structural shifts within the F&B sector. As businesses face ongoing cost pressures and shifting consumer expectations, many are turning to automation solutions. Our food kiosks have gained strong traction due to their intuitive interface, efficiency benefits, and ability to improve customer throughput with minimal staffing requirements.

2.	Power Bank Charging Station: Revenue increased by RM5,548,150 or $1,317,006 approximately 212% from RM2,622,515 or $622,526 for the six months ended June 30, 2024 to RM8,170,665 or $1,939,532 for the six months ended June 30, 2025. This growth is supported by enhanced product visibility and strategic network expansion. Our efforts in targeting high-footfall locations combined with effective reseller partnerships and increased consumer adoption of portable charging have played a key role in driving demand and strengthening our footprint in this vertical.

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Cost of sales from services	12,493,751	26,182,540	6,215,145
Cost of sales from tangible products	3,508,664	11,988,644	2,845,834
Cost of sales from rental	164,722	164,722	39,101
Total cost of sales	16,167,137	38,335,906	9,100,080

Total cost of sales increased by RM22,168,769 or $5,262,366 approximately 137% from RM16,167,137 or $3,837,714 for the six months ended June 30, 2024 to RM38,335,906 or $9,100,080 for the six months ended June 30, 2025.

Cost of Sales from Services

The cost of sales from services increased by RM13,688,789 or $3,249,410 approximately 110% from RM12,493,751 or $2,965,735 for the six months ended June 30, 2024 to RM26,182,540 or $6,215,145 for the six months ended June 30, 2025. The increase is mainly due to a scaling of support resources in line with higher service volumes. As the subscriber base expanded and service usage intensified, we invested in additional server maintenance, technical support, and system optimization to ensure service quality and uptime amid growing demand.

Cost of Sales from Tangible Products

The cost of sales from tangible products increased by RM8,479,980 or $2,012,956 approximately 242% from RM3,508,664 or $832,878 for the six months ended June 30, 2024 to RM11,988,644 or $2,845,834 for the six months ended June 30, 2025. The increase is directly attributable to the higher sales volume of our food ordering kiosks and power bank charging stations. As demand for these products grew significantly during the period, the corresponding cost of goods sold increased in proportion to the rise in units sold.

Cost of Sales from Rental

The cost of sales from rental remained unchanged for the six months ended June 30, 2024 and 2025, as it primarily consists of depreciation expenses of the assets used to generate this revenue stream. These depreciation charges are fixed in nature and are not influenced by fluctuations in rental activity volume.

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Gross profit from services	1,606,931	2,938,678	697,576
Gross profit from tangible products	2,046,096	6,757,571	1,604,095
Gross loss from rental	(164,722)	(164,722)	(39,101)
Total gross profit	3,488,305	9,531,527	2,262,570

Gross profit increased by RM6,043,222 or $1,434,525 approximately 173% from RM3,488,305 or $828,045 for the six months ended June 30, 2024 to RM9,531,527 or $2,262,570 for the six months ended June 30, 2025. This growth in gross profit was driven by substantial increases in revenue from both our services and tangible products.

Services

The gross profit from services increased by RM1,331,747 or $316,127 approximately 83% from RM1,606,931 or $381,449 for the six months ended June 30, 2024 to RM2,938,678 or $697,576 for the six months ended June 30, 2025. The improvement reflects both higher revenue and better operational efficiency. The adoption of a streamlined sales and customer management system enhanced our conversion rates and service delivery, enabling greater profitability.

Tangible Products

The gross profit from tangible products increased by RM4,711,475 or $1,118,398 approximately 230% from RM2,046,096 or $485,697 for the six months ended June 30, 2024 to RM6,757,571 or $1,604,095 for the six months ended June 30, 2025. This growth was largely supported by strong product demand coupled with improved procurement strategies and production scalability. Economies of scale and better cost control on components and assembly further contributed to stronger margins in this segment.

Rental

The gross loss from rental of power bank machines remained unchanged at RM164,722 or $39,101 for the six months ended June 30, 2024 and 2025, primarily due to the absence of revenue while cost of sales remained stable. The cost of sales for this revenue stream consists solely of depreciation expenses related to the rental assets, which are fixed in nature and continue to be incurred regardless of rental activity.

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Selling and administrative	(426,724)	(973,981)	(231,201)
Employee benefit expenses	(227,666)	(129,374)	(30,711)
Director emoluments	(393,000)	(566,685)	(134,518)
Total operating expenses	(1,047,390)	(1,670,040)	(396,430)

Operating income	2,440,915	7,861,487	1,866,140

Total operating expenses increased by RM622,650 or $147,803 approximately 59% from RM1,047,390 or $248,627 for the six months ended June 30, 2024 to RM1,670,040 or $396,430 for the six months ended June 30, 2025. This rise in operating expenses was attributed to several key areas:

Selling and Administrative Expenses

These expenses increased by RM547,257 or $129,906 approximately 128% from RM426,724 or $101,295 for the six months ended June 30, 2024 to RM973,981 or $231,201 for the six months ended June 30, 2025. This increase reflects higher expenditure on marketing initiatives and general administrative functions to support the company’s expanding operations.

Employee Benefit Expenses

Employee benefit expenses decreased by RM98,292 or $23,332 approximately 43% from RM227,666 or $54,043 for the six months ended June 30, 2024 to RM129,374 or $30,711 for the six months ended June 30, 2025. The decline was a result of a strategic workforce realignment aimed at optimizing human capital efficiency and reducing fixed staff-related costs.

Director Emoluments

The expenses for director emoluments increased by RM173,685 or $41,229 approximately 44% from RM393,000 or $93,289 for the six months ended June 30, 2024 to RM566,685 or $134,518 for the six months ended June 30, 2025. The increase aligns with the company’s performance-based compensation framework, reflecting management’s leadership in driving business expansion and profitability.

Operating Income

Operating income increased by RM5,420,572 or $1,286,722 approximately 222% from RM2,440,915 or $579,418 for the six months ended June 30, 2024 to RM7,861,487 or $1,866,140 for the six months ended June 30, 2025. This substantial growth in operating income highlights the company’s improved efficiency and effective cost management despite the rising operating expenses. The major factors contributing to this increase include:

1.	Revenue Growth: Strong gains across both service-based and tangible product lines.

2.	Cost Management: Effective management of operating expenses, particularly within selling and personnel-related costs, which enhanced profit margins.

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Other income	161,044	1,109,762	263,433
Finance costs	(121,340)	(126,887)	(30,120)
Non-operating income	39,704	982,875	233,313

Profit before tax	2,480,619	8,844,362	2,099,453
Tax Expenses	(558,520)	(993,493)	(235,833)
Net profit	1,922,099	7,850,869	1,863,620

Other Income

Other income increased by RM948,718 or $225,205 approximately 589% from RM161,044 or $38,228 for the six months ended June 30, 2024 to RM1,109,762 or $263,433 for the six months ended June 30, 2025. This substantial increase was primarily driven by a gain on foreign exchange rates, reflecting favorable currency movements during the period.

Finance Costs

Finance costs increased by RM5,547 or $1,317 approximately 5% from RM121,340 or $28,803 for the six months ended June 30, 2024 to RM126,887 or $30,120 for the six months ended June 30, 2025. The increase was primarily attributed to higher interest expenses arising from elevated interest rates during the period.

Non-Operating Income

Non-operating income increased by RM943,171 or $223,888 approximately 2376% from RM39,704 or $9,425 for the six months ended June 30, 2024 to RM982,875 or $233,313 for the six months ended June 30, 2025. This improvement was largely due to a one-off foreign exchange gain, which contributed positively to non-operating income for the period.

Profit Before Tax

Profit before tax increased by RM6,363,743 or $1,510,610 approximately 275% from RM2,480,619 or $588,843 for the six months ended June 30, 2024 to RM8,844,362 or $2,099,453 for the six months ended June 30, 2025. This was mainly supported by revenue growth, improved gross margins, higher other income, and disciplined cost control despite slight increases in finance and non-operating expenses.

Tax Expenses

Tax expenses increased by RM434,973 or $103,253 approximately 78% from RM558,520 or $132,580 for the six months ended June 30, 2024 to RM993,493 or $235,833 for the six months ended June 30, 2025. The increase in tax expenses is in line with the higher profit before tax, while the effective tax rate remained stable and consistent with prior periods.

Net Profit

Net profit increased by RM5,928,770 or $1,407,357 approximately 308% from RM1,922,099 or $456,263 for the six months ended June 30, 2024 to RM7,850,869 or $1,863,620 for the six months ended June 30, 2025. This remarkable improvement reflects the combined effects of strong revenue performance, higher other income, and effective cost control, highlighting the company’s operational and financial strength.

Liquidity and Capital Resources

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss)/Profit for the year	1,922,099	7,850,869	1,863,620

Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation	780,563	1,416,747	336,304
Amortization	27,628	26,149	6,207
Provisions	(15,140)	(25,897)	(6,147)
Imputed interest of lease liability	5,360	3,926	932
Finance costs	121,340	126,887	30,120
Overdraft charges	45,646	54,231	12,873
Income tax expenses	558,520	993,493	235,833
Gain on disposal of plant & equipment	-	(460)	(109)
Operating cash flows before movements in working capital	3,446,016	10,445,945	2,479,633

Trade receivables	(2,970,374)	(4,180,063)	(992,253)
Other receivables and prepayment	4,897,335	(19,118,542)	(4,538,312)
Other payables and accrued liabilities	(184,682)	(725,717)	(172,269)
Trade payables	(423,786)	816,367	193,787
Deferred revenue	(1,926,663)	-	-
Cash generated from operations	2,837,846	(12,762,010)	(3,029,414)

Income tax paid	-	(1,013,295)	(240,533)
Net cash provided by operating activities	2,837,846	(13,775,305)	(3,269,947)

Investing activities
Purchase of plant and equipment	(2,634,523)	(15,831,390)	(3,758,015)
Proceeds from disposal of plant and equipment	-	833,172	197,776
Net cash used in investing activities	(2,634,523)	(14,998,218)	(3,560,239)

Financing activities
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	-	30,898,700	7,334,655
Termination of right-of-use asset	-	32,550	7,727
Termination of lease	-	(37,340)	(8,864)
Repayment of lease liabilities	(28,542)	(27,142)	(6,443)
Increase in fixed deposits	(27,580)	(10,215)	(2,425)
Overdraft charges paid	(45,646)	(54,231)	(12,873)
Loan interest paid	(121,340)	(165,090)	(30,120)
Proceeds from bank loans	1,000,000	-	-
Repayment of bank loans	(299,404)	(323,097)	(85,765)
Proceeds from amount due to shareholders	(816)	-	-
Proceeds from amount due (from)/to directors	(137,181)	3,467	823
Net cash provided by financing activities	339,491	30,317,602	7,196,715

Net increase in cash and cash equivalents	542,814	1,544,079	366,529
Cash and cash equivalents at beginning of period	(241,006)	370,129	87,861
Cash and cash equivalents at end of period	301,808	1,914,208	454,390

Operating activities

For the six months ended June 30, 2024, the Company generated RM2,837,846 or $673,641 from operating activities primarily from profit adding back non-cash expenses, increase in other receivables and prepayment as well as decrease in trade receivables, trade payables, other payables and accrued liabilities and deferred revenue.

For the six months ended June 30, 2025, the Company used RM13,775,305 or $3,269,947 from operating activities primarily from profit adding back non-cash expenses, increase in trade payables as well as decrease in trade receivables, other receivables, other payables and accrued liabilities.

Investing activities

For the six months ended June 30, 2024, the Company invested RM2,634,523 or $625,376 in plant and equipment.

For the six months ended June 30, 2025, the Company used RM14,998,218 or $3,560,239 in investing activities in plant and equipment and gain on disposal of plant and equipment.

Financing activities

For the six months ended June 30, 2024, the Company generated RM339,491 or $80,588 in financing activities primarily from proceeds from bank overdraft and bank loans subtracted by repayment of lease liabilities, bank loans, repayment of outstanding due to shareholders and director and increased in fixed deposits.

For the six months ended June 30, 2025, the Company generated RM30,317,602 or $7,196,715 from financing activities primarily from issuance of share capital, proceeds from bank loan, overdraft and advance from director subtracted by repayment of lease liabilities and bank loan and increase in fixed deposits.

Capital Expenditure

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Investment in plant and equipment:
Equipment & Machine	2,634,523	8,799,751	2,088,862
Computer & Handphone	-	-	-
License	-	7,031,639	1,669,153
Renovation	-	-	-
Total	2,634,523	15,831,390	3,758,015

For the six months ended June 30, 2024, the Company invested RM2,634,523 or $625,376 in plant and equipment.

For the six months ended June 30, 2025, the Company invested RM15,831,390 or $3,758,015 in plant and equipment.

Material Obligation for the twelve months ending June 30, 2025

	RM	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Bank Overdraft	Trade payable	Other payable	Tax payable	Total	Total
Period ending June 30, 2026	36,072	765,468	335,419	816,366	447,021	3,897,642	6,297,988	1,495,000
Period ending June 30, 2027	35,490	786,552	-	-	-	-	822,042	195,134
Period ending June 30, 2028	7,476	716,776	-	-	-	-	724,252	171,921
Period ending June 30, 2029	7,932	274,423	-	-	-	-	282,355	67,025
Period ending June 30, 2030	8,416	184,114	-	-	-	-	192,530	45,702
After June 30, 2030	6,635	174,082	-	-	-	-	180,717	42,898
	102,021	2,901,415	335,419	816,366	447,021	3,897,642	8,499,884	2,017,680

The Company believes that current working capital is adequate to meet these repayment material obligations for the twelve months ended June 30, 2026.

In addition, the Company expect to generate additional cash flow from operational profit to meet repayment obligation beyond June 30, 2026.

Financing Arrangement

As of June 30, 2025, the Company had RM2,250,000 or $534,099 overdraft facility through subsidiaries from 2 banks, intended for working capital usage, of which the Company utilized RM236,343 or $56,106 with undrawn balance of RM2,013,657 or $477,997.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Estimates

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including foreign currency risk and interest rate risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 14 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM7,783 or $1,848 for the six months ended June 30, 2025 and RM16,707 or $3,966 for the year ended December 31, 2024.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Bank borrowings Repayment within:
Less than 1 year	976,072	984,355	233,664
Between 1 and 2 years	963,436	936,203	222,234
Between 2 and 5 years	1,693,768	1,338,822	317,308
Over 5 years	288,536	182,470	43,314

Bank overdraft Repayment within less than 1 year	104,587	335,419	79,621

Lease liabilities Repayment within:
Less than 1 year	60,204	40,764	9,676
Between 1 and 2 years	61,884	38,168	9,060
Between 2 and 5 years	45,732	27,252	6,468
Over 5 years	11,342	6,800	1,614

Trade payable Repayment within less than 1 year	-	816,366	193,787

Other payable Repayment within less than 1 year	422,973	447,021	106,112

Amount due to director Repayment within less than 1 year	-	3,467	823

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	8,409,351	12,589,414	2,988,443

Other receivables
Collection within less than 1 year	2,103,818	11,099,330	2,634,731

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Net debt	2,298,706	1,166,438	276,886
Total equity	17,384,201	56,133,770	13,324,892
Total capital	19,682,907	57,300,208	13,601,778

Gearing ratio	11.68%	2.04%	2.04%

Inflation

Malaysia’s inflation rates stood at 1.7% for the year ended December 31, 2024, and 1.2% for the period ended June 30, 2025. These figures indicate a moderate level of inflation during these periods and we believe that there will be no material impact on their company.